Skadden, Arps, Slate, Meagher & Flom

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Geoffrey Chan *

Shu Du *

Andrew L. Foster *

Chi T. Steve Kwok *

Edward H.P. Lam ¨*

Haiping Li *

Rory McAlpine ♦

Jonathan B. Stone *

Paloma P. Wang ♦

♦ (Also Admitted in England & Wales)

* (Also Admitted in New York)

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May 3, 2024

VIA EDGAR

Ms. Sarah Sidwell

Mr. Geoffrey Kruczek

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Lotus Technology Inc. (CIK No. 0001962746)

Response to the Staff’s Comments on Draft Registration Statement
on Form F-1 confidentially submitted on March 8, 2024

Dear Ms. Sidwell and Mr. Kruczek,

On behalf of our client, Lotus Technology Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated April 2, 2024 on the Company’s draft registration statement on Form F-1 confidentially submitted to the Commission on March 8, 2024.

Concurrently with the submission of this letter, the Company is publicly filing its registration statement on Form F-1 (the “Registration Statement”) and certain exhibits via EDGAR with the Commission.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

U.S. Securities and Exchange Commission
May 3, 2024

In addition to addressing the comments contained in the Staff’s letter dated April 2, 2024, the Company has included its audited consolidated and combined financial statements and the financial statements of L Catterton Asia Acquisition Corp as of and for the year ended December 31, 2023 as well as other updates in the Registration Statement.

Draft Registration Statement on Form F-1 filed on March 8, 2024

General

1.	Please revise to update your disclosures throughout the filing and address areas that appear to need updating or that present inconsistencies. Non-exclusive examples of areas where disclosure should be updated are as follows:

• You state on pages 17, 69 and 73 that “[f]uture” resales of the securities issued in connection with the Business Combination may cause the market price of our securities to drop significantly. This statement should be updated given that this prospectus is facilitating those sales.

In response to the Staff’s comment, the Company has revised the disclosures on pages 12, 62 and 65 as well as other relevant pages of the Registration Statement.

2.	We note the changes you made to your disclosure appearing on the cover page, Summary and Risk Factor sections relating to legal and operational risks associated with operating in China and PRC regulations. It is unclear to us that there have been changes in the regulatory environment in the PRC since the F-4 that was filed on January 11, 2024 warranting revised disclosure to mitigate the challenges you face and related disclosures. The Sample Letters to China-Based Companies sought specific disclosure relating to the risk that the PRC government may intervene in or influence your operations at any time, or may exert control over operations of your business, which could result in a material change in your operations and/or the value of the securities you are registering for sale. We remind you that, pursuant to federal securities rules, the term “control” (including the terms “controlling,” “controlled by,” and “under common control with”) as defined in Securities Act Rule 405 means “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.” The Sample Letters also sought specific disclosures relating to uncertainties regarding the enforcement of laws and that the rules and regulations in China can change quickly with little advance notice. We do not believe that your revised disclosure referencing the PRC government’s intent to strengthen its regulatory oversight conveys the same risk. Please restore your disclosures in these areas to the disclosures as they existed in your F-4 registration statement as of January 11, 2024.

In response to the Staff’s comment, the Company has revised the disclosures on the cover page and pages 5, 11, 45 and 50 of the Registration Statement.

*                    *                   *

U.S. Securities and Exchange Commission
May 3, 2024

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852 3740 4858 or via email at shu.du@skadden.com.

Very truly yours,

/s/ Shu Du
Shu Du

cc:	Qingfeng Feng, Director and Chief Executive Officer, Lotus Technology Inc.

Alexious Lee, Director and Chief Financial Officer, Lotus Technology Inc.

Shu Du, Partner, Skadden, Arps, Slate, Meagher & Flom LLP

John Fung, Partner, KPMG Huazhen LLP